Exhibit 99.1

Gridsum Reports Unaudited Third Quarter 2017 Financial Results

– Company Reiterates FY2017 Net Revenues Outlook and Broadens Relationship with Tencent –

BEIJING, November 28, 2017 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the third quarter ended September 30, 2017. The Company will hold a conference call at 7:30 p.m. Eastern Time on November 28, 2017, or 8:30 a.m. Beijing Time on November 29, 2017. Dial-in details are provided at the end of this release.

Third Quarter 2017 Financial Highlights

•	Net revenues increased by 53.4% to RMB151.4 million (US$22.8 million) from RMB98.7 million in the comparable period of 2016, driven by a 47.8% rise in Enterprise revenues and a 98.0% increase in e-Government and other revenues.

•	Gross profit increased by 43.8% to RMB125.2 million (US$18.8 million) from RMB87.0 million in the comparable period of 2016.

Mr. Guosheng Qi, Chief Executive Officer of Gridsum, commented, “We delivered another strong quarter of growth driven by our continued effectiveness at attracting new clients, including companies such as Dyson, Domino’s, Stanley Black and Decker, Union Life, Viking Cruise, and others, to our core marketing automation business, and cross selling and upselling additional products and features which drove growth of average revenue per customer (‘ARPU’) within our expanding portfolio of clients. We have also made considerable progress in our strategy to develop solutions for new verticals, such as an intelligent customer relationship management system (CRM) which is anticipated to be launched next month and the industrial internet of things (IIoT). In August, Mr. Xijian Liu joined us as our chief strategy officer. He also heads our newly established IIoT division. Mr. Liu’s more than three decades of IT and strategic management experience at one of the largest state-owned petrochemical companies in China lays a solid foundation for our rapid development in the IIoT space. Moving forward, we will continue to consolidate long-term relationships with our clients and delve deeper into their businesses by offering solutions to multiple parts of their organizations to help them with their digital transformations. We continue to target having around half of our growth being driven by new client additions, and around half from ARPU expansion.”

“Overall, our strategy remains the same — to leverage our leading big-data analytics and enterprise-focused artificial intelligence platform to help companies and other organizations make better decisions and drive an immediate and quantifiable KPI impact for our clients. While we have been able to grow quickly by attracting a number of companies to our platform, there remains enormous potential to broaden the types of organizations that we serve, and extensive untapped opportunity across the corporate world, including different parts of our current clients’ organizations, that we can reach with new products and services. The enterprise software market in China remains relatively greenfield with few well developed domestic players. As companies in China become increasingly sophisticated, we believe that our intelligent cloud-based solutions can help them make important data-driven decisions that will be vital to their future growth.”

Mr. Ravi Sarathy, co-Chief Financial Officer of Gridsum, added, “We made exciting progress on a number of strategic fronts this quarter. In particular, we are pleased that we were able to broaden our collaboration with Tencent in a few different areas. First, we launched the ‘Faxin Wei Su’ litigation service platform on WeChat in cooperation with Tencent and the PRC People’s Court Press, which forms a key part of our broader legal solutions suite. Second, we added the Tencent-JD platform to our Marketing Automation suite, including its integration into our intelligent bid-optimization solution. Over time this will allow us to directly manage and increasingly automate a greater share of our clients’ digital marketing spending, further driving ARPU from our clients. Lastly, we signed a strategic agreement with Tencent Cloud and Shandong Guohui Investment Co. Ltd, a company owned by the Shandong Province State-owned Assets Supervision and Administration Commission, to jointly develop an IIoT cloud platform in Shandong Province. This announcement marks the culmination of almost a year of work within Gridsum and also demonstrates the critical role played by our chief strategy officer, Mr. Xijian Liu. This strategic agreement provides for us to jointly advise on, develop and implement an IIoT platform in Shandong Province to leverage ‘Industry 4.0’ and ‘Made in China 2025’ methodologies to revolutionize and improve the efficiency, structure and scope of the smart manufacturing ecosystem there. This will be accomplished through the acquisition of vast quantities of information, processing of that information with intelligent analytics and automating key decisioning based on those analytics. This strategic agreement highlights the transformative nature of IIoT and represents a substantial strategic opportunity for us. Developments such as these showcase the work that we do to innovate across our business, leveraging our core competencies and competitive advantages. Establishing long-term relationships with our clients and upselling additional products and features over a number of years is also critically important for us. Exemplifying this, we saw the renewal rate among our most important clients, those representing over 2% of our revenue, remain at 100% for the third quarter and for the first nine months of 2017.”

Mr. Michael Zhang, co-Chief Financial Officer of Gridsum, concluded, “During the quarter, enterprise revenues increased by 47.8% while e-Government and other revenues increased by an even faster 98.0%, albeit from a smaller base. We continue to invest for the future while carefully balancing growth opportunities with a path to profitability. We believe that with rapid top line growth our operating leverage will become more significant. We have already started to see solid leverage from our sales and marketing (‘S&M’) spending, and we expect to see greater stability in our research and development (‘R&D’) and general and administrative (‘G&A’) spending, which should put us on a stronger path to profitability. R&D remains a critical element of our business to ensure that we maintain our leading position in the enterprise SaaS space over the short, medium and long term. As such, we expect that R&D spending, in absolute terms, to continue growing at a sustainable level in the coming quarters.”

Third Quarter 2017 Financial Results

REVENUES: Net revenues increased by 53.4% to RMB151.4 million (US$22.8 million) from RMB98.7 million in the comparable period of 2016, driven by a 47.8% increase in Enterprise revenues and a 98.0% increase in e-Government and other revenues.

Enterprise revenues increased by 47.8% to RMB129.5 million (US$19.5 million) from RMB87.6 million in the comparable period of 2016. E-Government and other revenues increased by 98.0% to RMB25.3 million (US$3.8 million) from RMB12.8 million in the comparable period of 2016. The rise in both enterprise revenues and e-Government and other revenues was mainly due to an increase in number of customers and higher ARPU. During the quarter, the Company won a number of additional marquee clients in addition to working to upsell additional products and features to established clients.

COST OF REVENUES: Cost of revenues was RMB26.2 million (US$3.9 million), compared with RMB11.7 million in the comparable period of 2016. The rise was primarily due to a RMB14.4 million increase in technical service fees.

GROSS PROFIT AND GROSS MARGIN: Gross profit increased by 43.8% to RMB125.2 million (US$18.8 million) from RMB87.0 million in the comparable period of 2016. Gross margin decreased to 82.7% from 88.2% in the comparable period of 2016. The decrease in gross margin was primarily attributable to incremental investment in optimizing and enhancing the performance and security of the Company’s systems and databases. The Company believes that it can maintain its gross margin at around 85% over the long term.

OPERATING EXPENSES: Total operating expenses were RMB155.7 million (US$23.4 million), compared with RMB102.5 million in the comparable period of 2016. As a percentage of net revenues, operating expenses were 102.8%, compared with 103.8% in the comparable period of 2016.

•	Sales and marketing expenses were RMB43.0 million (US$6.5 million), compared with RMB42.3 million in the comparable period of 2016. In an effort to increase Gridsum’s brand awareness, the Company significantly ramped up its marketing activities in the third quarter of 2016 following the completion of its initial public offering. In the coming few quarters, while Gridsum will continue to invest in brand building and in its sales force, the Company expects to maintain its sales and marketing expenses in line with topline revenue growth. Over the long term, the Company expects to maintain sales and marketing expenses at around 20% of total net revenues.

•	Research and development expenses were RMB69.5 million (US$10.4 million), compared with RMB39.8 million in the comparable period of 2016. The increase was primarily due to a RMB12.8 million increase in outsourcing fees and a RMB10.4 million increase in personnel costs. The increases primarily reflect the Company’s strong commitment to enhance its capabilities in technology and innovation. Over the long term, the Company expects to maintain R&D spending at about 25% of total net revenues.

•	General and administrative expenses were RMB43.2 million (US$6.5 million), compared with RMB20.4 million in the comparable period of 2016. The increase was primarily due to a RMB9.2 million increase in allowance for doubtful accounts, a RMB7.3 million increase in outsourcing costs and a RMB5.0 million increase in personnel cost, including a RMB1.1 million increase in share-based compensation. Over the long term, the Company aims to bring G&A expenses to below 10% of total net revenues.

LOSS FROM OPERATIONS: Loss from operations was RMB30.5 million (US$4.6 million), compared with a loss of RMB15.4 million in the comparable period of 2016.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB34.1 million (US$5.1 million), compared with RMB24.6 million in the comparable period of 2016. The increase was primarily due to an increase in operating expenses, especially R&D as the Company aims to position itself for its anticipated seasonally strong fourth quarter.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, was RMB29.4 million (US$4.4 million), compared with RMB21.9 million in the comparable period of 2016.

EBITDA: Loss before interest, income tax, depreciation and amortization for the third quarter of 2017 was RMB24.6 million (US$3.7 million), compared with RMB8.3 million in the comparable period of 2016. The increase was mainly due to an increase in loss from operations of RMB15.1 million, an increase in foreign exchange expense and interest expenses of RMB2.7 million and RMB1.5 million, respectively, which were partially offset by an increase in depreciation and amortization expenses of RMB1.7 million.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB19.8 million (US$3.0 million), compared with RMB5.6 million in the comparable period of 2016.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB1.15 (US$0.17), compared with RMB2.36 in the comparable period of 2016.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB0.99 (US$0.15), compared with RMB2.10 in the comparable period of 2016.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the third quarter of 2017 was 29,739,866. As of September 30, 2017, the total number of ordinary shares outstanding was 30,736,180.

Balance Sheet

As of September 30, 2017, the Company had cash and cash equivalents of RMB258.0 million (US$38.8 million), and restricted cash of RMB249.5 million (US$37.50 million). Management believes that the Company has a healthy balance sheet and that it is fully funded on the path to profitability.

Financial Outlook

For the full year of 2017, the Company maintains its guidance. Net revenues are expected to be in the range of RMB628 million to RMB640 million, representing approximately 58% year-over-year growth at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call at 7:30 PM Eastern Time on Tuesday, November 28, 2017 (or 8:30 AM Beijing Time on Wednesday, November 29, 2017) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
Hong Kong:	+852-3018-6771
China Domestic:	400-620-8038
Conference ID:	4969718

A replay will be accessible through December 6, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	4969718

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.gridsum.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6533 to US$1.00, the noon buying rate in effect on September 29, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, Gridsum’s financial outlook as well as Gridsum’s strategic and operational plans contain forward-looking statements. Gridsum may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Gridsum’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; reduced demand for, and market acceptance of, Gridsum’s solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competitions in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	524,454	258,019	38,781
Time deposit	69,430	—	—
Restricted cash	—	249,499	37,500
Accounts receivable, net	412,301	621,630	93,432
Prepayments and other current assets	160,087	166,355	25,003

Total current assets	1,166,272	1,295,503	194,716

Non-current assets:
Property, equipment and software, net	56,107	62,162	9,343
Intangible assets	—	654	98
Goodwill	—	537	81
Other non-current assets	3,947	434	65

Total non-current assets	60,054	63,787	9,587

Total assets	1,226,326	1,359,290	204,303

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	65,093	256,019	38,480
Accounts payable	12,150	57,815	8,690
Salary and welfare payables	54,779	56,721	8,525
Taxes payable	66,589	90,591	13,616
Deferred revenues	50,110	59,049	8,875
Advances from customers	106,570	71,467	10,742
Accrued expenses and other current liabilities	58,473	66,118	9,938

Total current liabilities	413,764	657,780	98,865

Non-Current Liabilities
Deferred tax liabilities	—	259	39

Total liabilities	413,764	658,039	98,904

Shareholders’ equity:
Total Gridsum shareholders’ equity	812,231	691,175	103,885

Non-controlling interests	331	10,076	1,514

Total shareholders’ equity	812,562	701,251	105,399

Total liabilities and shareholders’ equity	1,226,326	1,359,290	204,303

GRIDSUM HOLDING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
Revenues:
Enterprise	87,631	101,256	129,501	19,464
e-Government and other	12,758	22,758	25,258	3,796
Less: Business tax and surcharges	(1,671)	(3,093)	(3,326)	(500)

Net revenues	98,718	120,921	151,433	22,761
Cost of revenues	(11,670)	(20,166)	(26,236)	(3,943)

Gross profit	87,048	100,755	125,197	18,817

Operating expenses:
Sales and marketing expenses	(42,328)	(39,952)	(43,025)	(6,467)
Research and development expenses	(39,777)	(60,024)	(69,465)	(10,441)
General and administrative expenses	(20,372)	(28,196)	(43,219)	(6,496)

Total operating expenses	(102,477)	(128,172)	(155,709)	(23,403)

Income/(Loss) from operations	(15,429)	(27,417)	(30,512)	(4,586)

Other income/(expense):
Foreign currency exchange gain/(loss)	(219)	(2,138)	(2,901)	(436)
Interest income/(expense), net	(63)	(400)	(1,612)	(242)
Other income/(expense), net	1,088	(1,026)	891	134

Income/(Loss) before income tax	(14,623)	(30,981)	(34,134)	(5,130)
Income tax expense	—	(1,384)	(12)	(2)

Net loss	(14,623)	(32,365)	(34,146)	(5,132)

Less: Net loss attributable to non-controlling interests	(16)	(19)	(19)	(3)
Net loss attributable to Gridsum Holding Inc.	(14,607)	(32,346)	(34,127)	(5,129)
Accretion to preferred shares redemption value	(5,675)	—	—	—
Cumulative dividend to preferred shareholders	(4,319)	—	—	—

Net loss attributable to Gridsum’s ordinary shareholders	(24,601)	(32,346)	(34,127)	(5,129)

Net loss	(14,623)	(32,365)	(34,146)	(5,132)
Foreign currency translation adjustment, net of nil tax	(2,240)	(5,341)	(6,354)	(955)

Comprehensive loss	(16,863)	(37,706)	(40,500)	(6,087)

Less: Comprehensive loss attributable to non-controlling interests	(16)	(19)	(19)	(3)
Comprehensive loss attributable to Gridsum Holding Inc.	(16,847)	(37,687)	(40,481)	(6,084)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders calculations:
Basic and diluted	10,407,178	29,751,812	29,739,866	29,739,866
Net Loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.36)	(1.09)	(1.15)	(0.17)
Net Loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.36)	(1.09)	(1.15)	(0.17)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(24,601)	(32,346)	(34,127)	(5,129)
Share-based compensation	2,709	4,974	4,747	713
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(21,892)	(27,372)	(29,380)	(4,416)
Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:	10,407,178	29,751,812	29,739,866	29,739,866
Basic and diluted
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders: Basic and diluted	(2.36)	(1.09)	(1.15)	(0.17)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:	(2.36)	(1.09)	(1.15)	(0.17)
Basic and diluted
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:	(2.10)	(0.92)	(0.99)	(0.15)
Basic and diluted
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:	(2.10)	(0.92)	(0.99)	(0.15)
Basic and diluted
Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(14,623)	(32,365)	(34,146)	(5,132)
Interest (income)/expense, net	63	400	1,612	242
Income tax expenses	—	1,384	12	2
Depreciation and amortization expenses	6,224	7,842	7,964	1,197
EBITDA	(8,336)	(22,739)	(24,558)	(3,691)
Share-based compensation	2,709	4,974	4,747	713
Adjusted EBITDA	(5,627)	(17,765)	(19,811)	(2,978)